

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक

**State Bank of India**

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

क्षेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

04012534          ama Marg,

M.......

फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. CO/S&B/VR/2004/ 2 5 1         दिनांक / Date 27.01.2004

Dear Sir,

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**SECRETARIAL AUDIT**

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/244
dated the January 27, 2004 addressed to The Stock Exchange, Mumbai.

2.      Kindly acknowledge receipt of this communication on the duplicate copy of this
letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा।



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक

**State Bank of India**

| शेयर आणि रोखे विभाग, | शेअर एवं बॉण्ड विभाग | **Shares & Bonds Department** |
|---|---|---|
| मध्यवर्ती कार्यालय, | केन्द्रीय कार्यालय, | Central Office, |
| स्टेट बँक भवन, | स्टेट बैंक भवन, | State Bank Bhavan, Madame Cama Marg, |
| मादाम कामा मार्ग, | मादाम कामा मार्ग, | Mumbai 400 021. |
| मुंबई 400 021. | मुंबई 400 021. | फैक्स/फॅक्स/Fax: 91-22-285 5348 |

जा. क्रमांक / No. :

CO/S&B/VR/2004/244

दिनांक / तारीख / Date :

27.01.2004

Dear Sir,

### SECRETARIAL AUDIT

In terms of Securities Exchange Board of India(SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 23rd January, 2004 issued by M/s Sudit K. Parekh & Co., Chartered Accountants for the quarter ended 31.12.2003, who have conducted Secretarial Audit of the Bank's capital and certified that :

i)     The total of the shares held in NSDL, CDSL and in the physical form tally with the issued/paid-up capital.

a) Total equity shares held in physical form      337,397,313

b) Total equity shares held in dematerialized form      188,901,565

     **TOTAL**      **526,298,878**

ii)     The Register of Members(RoM) is updated.

iii)     There are no changes in Share Capital(due to Rights, Bonus, Preferential Issue, IPO, Buy-Back, Capital Reduction, Amalgamation, De-merger etc) during the quarter ended 31st December, 2003.

iv)     During the quarter September to December, 2003, dematerialized requests have been confirmed within 21 days to NSDL/CDSL.

2.     Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

# Sudit K Parekh & Co

## Chartered Accountants

12A Suleman Chambers, 4 Battery Street, Apollo Bunder, Mumbai 400 039
Tel + 91 22 22821141, 22834187 Fax + 91 22 22024193
E-Mail: admin@skparekh.com

<u>**AUDIT REPORT**</u>     F.LE NO. 62.45...

We have checked the Equity shares issued by State Bank Of India held in physical and dematerialised form as at 31[st] December 2003.The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Ltd. and dematerialsed shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI [Depositories and Participants] Regulations, 1996 are provided as under:

Sudit Parekh
Srikant Jilla
Sapan Parekh
Bharat Mody
Prakash Hamirwasia
Mehul Shah
Narayan Mehta
Pushkar Bagmar
Ch Soma Raju
Durgaprasad Khatri

| | | | |
|---|---|---|---|
| 1. | For Quarter ended | : | 31[st] December 2003 |
| 2. | ISIN | : | INE062 A01012 |
| 3. | Face value | : | Rs.10/- |
| 4. | Name of the Company | : | State Bank Of India |
| 5. | Registered Office address | : | Corporate Centre, M.C. Road, Mumbai. |
| 6. | Correspondence address | : | Corporate Centre, M.C. Road, Mumbai. |
| 7. | Telephone & Fax Nos | : | 22883888/22855348 |
| 8. | Email address | : | gm.snb@sbimail.co.in |
| 9. | Names of the Stock Exchange where the company's securities are listed | : | BSE, NSE, Ahmedabad SE, Chennai SE, Kolkata SE, Delhi SE. |

*International & Tax Division*

201
Tej Mahan Apts
J B Nagar
Andheri (E)
Mumbai 400 059

*Tel*
+91 22 28245924

*Fax*
+91 22 28245923

*E-mail:*
admin@
itax.skparekh.com

| | | Number of shares | % of Total Listed Capital |
|---|---|---|---|
| 10. | Issued capital | 52,62,98,878 | 100% |
| 11. | Listed capital (Exchange-wise) (as per company records) | 52,62,98,878 | 100% |
| 12. | Held in dematerialized form in CDSL | 4,90,85,066 | 9.33% |
| 13. | Held in dematerialized form in NSDL | 13,98,16,499 | 26.57 |
| 14. | Physical | 33,73,97,313 | 64.10 |
| 15. | Total no. of shares (12+13+14) | 52,62,98,878 | |
| 16. | Reasons for difference if any, between (10 & 11) – (10 & 15) (11 & 15 ) | Not Applicable | |

## Mumbai, Pune, Hyderabad, Bangalore & Delhi

17. Certifying the details of changes in share capital during the quarter under consideration as per table below:

| Particulars | No. of shares | Applied / not applied for listing | Listed on stock Exchanges (specify Names) | Whether Intimated to CDSL | Whether Intimated to NSDL | In Principal Approval pending for SE (Specify names) |
|---|---|---|---|---|---|---|
| N.A. | N.A. | N.A. | N.A. | N.A. | N.A. | N.A. |

\*\*\* Rights, Bonus, preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

18. Register of members is updated (Yes / No) If yes updated upto which date : Yes, 31st December, 2003

19. Reference of previous quarter with regards to excess Dematerialised Shares, if any : NIL

20. Has the company resolved the matter mentioned in point no. 19 above in the current quarter? If not, reason why? : NOT APPLICABLE

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : NOT APPLICABLE

| Total no. of demat requests confirmed after 21 days | | No. of requests | No. of shares | Reasons for delay |
|---|---|---|---|---|
| Pending for more than 21 days | | NOT APPLICABLE | NOT APPLICABLE | NOT APPLICABLE |

22. Name, Telephone & Fax No. of the Compliance Officer of the Co. : Mr. P. K. Sinha. CGM Accounts & Compliance Tel.No.22883888

23. Name, Address, Tel. & Fax No., Registration No. of the certifying CA/CS : M/s Sudit K. Parekh & Co. 12A, Suleman Chambers,4 Battery Street, Apollo Bunder ,Mumbai-400 039. Tel. No. 22834187/22821141. Fax No.2024193. Reg. No. 110512W

**MUMBAI, PUNE, HYDERABAD, BANGALORE & DELHI**

| 24. | Appointment of common agency for share registry work | If yes, (name and address) | Datamatics Financial Software Services Ltd. Plot No.A-16 & A-17, Part B Cross Lane, MIDC Marol, Andheri (E), Mumbai-400093. |
|-----|-------------------------------------------------------|----------------------------|---------------------------------------------------------------------------------------------------------------------------|

| 25. | Any other details that the CA/CS may like to provide (e.g. BIFR Company, delisting from SE) | NIL |
|-----|---------------------------------------------------------------------------------------------|-----|

For **SUDIT K. PAREKH & CO.**
Chartered Accountants

**(S. V. JILLA)**
Partner
M. No. 39461
Mumbai; dated: 23rd January, 2004